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Exhibit 99.2

ENBRIDGE INC.
PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS
for the Annual Meeting of Shareholders
to be held on Wednesday, May 6, 2009

The undersigned holder of common shares of Enbridge Inc. does hereby appoint P.D. Daniel, President & Chief Executive Officer of Enbridge Inc., or failing him D.A. Arledge, Chair of the board of directors of Enbridge Inc., or instead of either of them, ........................................................................................ as the proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of shareholders of Enbridge Inc. to be held at the Le Royal Meridian King Edward Hotel, Vanity Fair Ballroom, 37 King Street East, Toronto, Ontario, Canada, on Wednesday, May 6, 2009 at 1:30 p.m. (eastern daylight time) and at any adjournment of that meeting, and on every related ballot that may take place.

A shareholder has the right to appoint a person other than the persons designated above, who need not be a shareholder of Enbridge Inc., to attend and act on the shareholder's behalf at the meeting. To exercise such right, the names of P.D. Daniel and D.A. Arledge above should be crossed out and the name of the shareholder's proxyholder should be legibly printed in the blank space provided, or another proxy in proper form should be completed. A shareholder may also appoint a person as the shareholder's proxyholder through the internet if the shareholder elects to vote separately on each item set forth below. Specific instructions as to how a shareholder may appoint a proxyholder will be provided to the shareholder upon electing to vote separately using the internet.

Without limiting the general powers conferred hereby, the undersigned directs the said proxyholder to vote the common shares represented by this proxy in the manner indicated below.

The board of directors recommends that shareholders VOTE FOR the items in 1 and 2 below:

1.
Election of Directors

	For	Withhold from voting		For	Withhold from voting
01 David A. Arledge	☐	☐	06 David A. Leslie	☐	☐
02 James J. Blanchard	☐	☐	07 George K. Petty	☐	☐
03 J. Lorne Braithwaite	☐	☐	08 Charles E. Shultz	☐	☐
04 Patrick D. Daniel	☐	☐	09 Dan C. Tutcher	☐	☐
05 J. Herb England	☐	☐	10 Catherine L. Williams	☐	☐
2.
Appointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the board

  ☐  FOR                              ☐  WITHHOLD FROM VOTING

The board of directors recommends that shareholders VOTE AGAINST the items in 3 and 4 below:

3.
Shareholder Proposal No. 1 (set out in Appendix "B" to the management information circular)

  ☐  FOR                              ☐  AGAINST

4.
Shareholder Proposal No. 2 (set out in Appendix "B" to the management information circular)

  ☐  FOR                              ☐  AGAINST

If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the meeting, or any adjournment of such meeting, or if any other matter properly comes before such meeting, or any adjournment of such meeting, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.

The undersigned hereby revokes any proxy previously given with respect to the meeting. On any ballot that may be called for where the shareholder has specified a choice with respect to the above matters, the common shares represented by this proxy will be voted for or against or withheld from voting as directed above, or if no direction is given with respect to any matter, the common shares represented by this proxy will be voted FOR the election of directors and the appointment of auditors and AGAINST the shareholder proposals set out in Appendix "B" to the management information circular. This proxy is solicited by and on behalf of the management and board of directors.

Dated this                day of                                       , 2009 (If not dated in this space, this proxy shall be deemed to bear the date on which it is mailed by management.)

Name of shareholder (please print)	Signature of shareholder or duly authorized person

– See other side for voting options –

 Voting Options and Instructions for Registered Shareholders

In addition to voting by mail, your voting instructions can also be conveyed over the telephone, by facsimile or over the internet, as described below.

Vote By Mail

1.
In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person.

2.
If this proxy is not dated in the space provided for, it will be deemed to bear the date on which it was mailed by management.

3.
The name of the shareholder must appear exactly as it is shown on the affixed label below. If common shares are held jointly, any one of the joint shareholders may sign this proxy.

4.
If the common shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this proxy exactly as registered. If the common shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

5.
A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to its corporate trust office in Agincourt, Ontario, Canada any time up to 6:00 p.m. (eastern daylight time) on the second last business day (May 4, 2009) preceding the day of the meeting (or any adjournment of that meeting).

Vote By Telephone

You may use a touch-tone telephone to transmit your voting instructions. Dial toll-free 1-866-271-1207 (English and French) and follow the instructions the vote voice provides you. You should have this proxy in hand when you call. You will be prompted to enter your 13 digit control number that is located on this proxy below, on the left hand side. Your vote must be received by 6:00 p.m. (eastern daylight time) on May 4, 2009.

Your Control Number

Vote by Facsimile

In order to vote by facsimile, you must complete the form of proxy in accordance with the instructions set forth under the heading "Vote By Mail" and transmit your voting instructions by faxing this proxy toll fee to 1-866-781-3111. Your vote must be received by 6:00 p.m. (eastern daylight time) on May 4, 2009.

Vote By Internet

www.eproxyvoting.com/enbridge

You may use the internet to transmit your voting instructions and for electronic delivery of information. You should have this proxy in hand when you access the web site set forth above. You will be prompted to enter your 13 digit control number which is located on this proxy below, on the left hand side. Your vote must be received by 6:00 p.m. (eastern daylight time) on May 4, 2009.

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  Exhibit 99.2
ENBRIDGE INC. PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS for the Annual Meeting of Shareholders to be held on Wednesday, May 6, 2009
Voting Options and Instructions for Registered Shareholders
Vote By Mail
Vote By Telephone
Your Control Number
Vote by Facsimile
Vote By Internet www.eproxyvoting.com/enbridge